
August 28, 2025

Gabriel Bruno
Chief Financial Officer
Lincoln Electric Holdings, Inc.
22801 St. Clair Avenue
Cleveland, Ohio, 44117

> **Re: Lincoln Electric Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2024**
> **File No. 000-01402**

Dear Gabriel Bruno:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Sincerely,

   Division of Corporation Finance
   Office of Technology

cc: Jennifer Ansberry